SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              AMENDED SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                               Genta Incorporated
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                 372 45 M 20 7
                                 -------------
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:
Michael S. Weiss                                     Monica C. Lord, Esq.
Paramount Capital Asset                              Kramer Levin
   Management, Inc.                                  Naftalis & Frankel LLP
787 Seventh Avenue                                   919 Third Avenue
New York, NY 10019                                   New York, NY  10022
(212) 554-4372                                       (212) 715-9100

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  March 9, 1999
                               -------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:
   | |

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 Pages

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 2 of 11 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |_|
                                                                    (b)      |_|

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO (see Item 3)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
           NUMBER OF                          7         SOLE VOTING POWER
             SHARES
          BENEFICIALLY                                  None
            OWNED BY                  ------------------------------------------
              EACH                            8         SHARED VOTING POWER
           REPORTING
             PERSON                                     20,445,050
              WITH                    ------------------------------------------
                                              9         SOLE DISPOSITIVE POWER

                                                        None
                                      ------------------------------------------
                                             10         SHARED DISPOSITIVE POWER

                                                        20,445,050
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,445,050
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          67.0% (53.0% of the outstanding voting power)**
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of March 9, 1999, Paramount Capital Asset Management, Inc. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 53.0% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 3 of 11 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |_|
                                                                    (b)      |_|

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO (see Item 3)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
           NUMBER OF                          7         SOLE VOTING POWER
             SHARES
          BENEFICIALLY                                  None
            OWNED BY                  ------------------------------------------
              EACH                            8         SHARED VOTING POWER
           REPORTING
             PERSON                                     6,741,008
              WITH                    ------------------------------------------
                                              9         SOLE DISPOSITIVE POWER

                                                        None
                                      ------------------------------------------
                                             10         SHARED DISPOSITIVE POWER

                                                        6,741,008
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,741,008
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           34.1% (20.4% of the outstanding voting power)**
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of March 9, 1999, the Aries Domestic Fund, L.P. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 20.4% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 4 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Aries Trust
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |_|
                                                                    (b)      |_|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO (see Item 3)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

--------------------------------------------------------------------------------
           NUMBER OF                          7         SOLE VOTING POWER
             SHARES
          BENEFICIALLY                                  None
            OWNED BY                  ------------------------------------------
              EACH                            8         SHARED VOTING POWER
           REPORTING
             PERSON                                     13,704,042
              WITH                    ------------------------------------------
                                              9         SOLE DISPOSITIVE POWER

                                                        None
                                      ------------------------------------------
                                             10         SHARED DISPOSITIVE POWER

                                                        13,704,042
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,704,042
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           55.0% (38.3% of the outstanding voting power)**
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON* OO (see Item 2)
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of March 9, 1999, The Aries Trust may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 38.3% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 5 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1          NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)      |_|
                                                                    (b)      |_|
--------------------------------------------------------------------------------
      3          SEC USE ONLY

--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*

                 OO (see Item 3)
--------------------------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                 NUMBER OF                    7         SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                            2,866,393**
                  OWNED BY                  ------------------------------------
                    EACH                      8         SHARED VOTING POWER
                 REPORTING
                   PERSON                               20,445,050
                    WITH                    ------------------------------------
                                              9         SOLE DISPOSITIVE POWER

                                                        2,866,393**
                                            ------------------------------------
                                             10         SHARED DISPOSITIVE POWER

                                                        20,445,050
--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 23,311,443**
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                 SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 69.8% (56.3% of the outstanding voting power)**
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON*
                 IN

--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of March 9, 1999, Lindsay A. Rosenwald, M.D. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 56.3% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 6 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1          NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Hawkins Group, LLC
--------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)      |_|
                                                                    (b)      [x]
--------------------------------------------------------------------------------
      3          SEC USE ONLY

--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*

                 OO (see Item 3)
--------------------------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                 NUMBER OF                      7       SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                            None
                  OWNED BY              ----------------------------------------
                    EACH                        8       SHARED VOTING POWER
                 REPORTING
                   PERSON                               526,737
                    WITH                ----------------------------------------
                                                9       SOLE DISPOSITIVE POWER

                                                        None
                                        ----------------------------------------
                                               10       SHARED DISPOSITIVE POWER

                                                        526,737
--------------------------------------------------------------------------------

      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 526,737
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                 SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 3.6% (1.7% of the outstanding voting power)***
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON*
                 OO (See Item 2)
--------------------------------------------------------------------------------
*** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of March 9, 1999, Hawkins Group, LLC may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 1.7% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 6 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1          NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Mr. Michael S. Weiss
--------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)      |_|
                                                                    (b)      [x]
--------------------------------------------------------------------------------
      3          SEC USE ONLY

--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*

                 PF (see Item 3)
--------------------------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                 NUMBER OF                      7       SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                            148,327
                  OWNED BY              ----------------------------------------
                    EACH                        8       SHARED VOTING POWER
                 REPORTING
                   PERSON                               526,737
                    WITH                ----------------------------------------
                                                9       SOLE DISPOSITIVE POWER

                                                        148,327
                                        ----------------------------------------
                                               10       SHARED DISPOSITIVE POWER

                                                        526,737
--------------------------------------------------------------------------------

      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 675,064
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                 SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 4.6% (2.2% of the outstanding voting power)***
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON*
                 IN
--------------------------------------------------------------------------------
*** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of March 9, 1999, Mr. Michael S. Weiss may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 2.2% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

                                  SCHEDULE 13D

                  This Amendment No. 13 amends and supplements the following items of the Reporting Persons' Statement on Schedule 13D, dated February 24, 1997, as amended to date (the "Schedule").

Item 3.  Source and Amount of Funds or Other Consideration

                  The information contained in Item 3 to the Schedule is hereby amended by adding the following:

                  Between February 9, and March 9, 1999, Aries Trust and Aries Domestic used their respective general funds to purchase 890,090 and 115,600 shares of Common Stock (additional "Purchased Common Stock"), respectively, on the open market.

                  Aries Trust made the following purchases:

Date                       No. of Shares             Purchase Price
----                       -------------             --------------

2/2/99                     20,000                    $2.281
2/3/99                     20,000                    $2.250
2/4/99                     20,000                    $2.250
2/5/99                     20,000                    $2.172
2/8/99                     20,000                    $2.172
2/9/99                     20,000                    $2.016
2/10/99                    90,000                    $1.898
2/11/99                    20,000                    $1.969
2/12/99                   146,340                    $2.075
2/16/99                    20,000                    $2.234
2/18/99                    20,000                    $2.141
2/19/99                    20,000                    $2.125
2/22/99                    20,000                    $2.125
2/23/99                    20,000                    $1.984
2/24/99                    66,800                    $2.011
2/25/99                    66,800                    $1.967
2/25/99                   106,350                    $1.938
2/26/99                    66,800                    $2.229
3/1/99                     30,000                    $2.229
3/2/99                     21,000                    $2.198
3/3/99                     14,000                    $2.156
3/4/99                     14,000                    $2.109
3/5/99                     14,000                    $2.125
3/9/99                     14,000                    $2.109



                               Page 8 of 11 Pages

                  Aries Domestic made the following purchase:

Date                       No. of Shares             Purchase Price
----                       -------------             --------------

2/12/99                    62,600                    $2.075
3/2/99                      9,000                    $2.198
3/3/99                      6,000                    $2.156
3/4/99                      6,000                    $2.109
3/5/99                      6,000                    $2.125
3/8/99                     20,000                    $2.047
3/9/99                      6,000                    $2.109


         In addition, on March 3, 1999, Aries Trust and Aries Domestic purchased an aggregate of 20,000 shares of Series A Preferred Stock in a private placement. Aries Trust used $126,962.50 of its general funds to acquire 14,000 shares of Series A Preferred Stock, which are convertible into approximately 101,572 shares of Common Stock and Aries Domestic used $54,412.50 of its general funds to acquire 6,000 shares of Series A Preferred Stock, which are convertible into approximately 43,531 shares of Common Stock.


Item 5.  Interest in Securities of Issuer.

         The information contained in Item 5 to the Schedule is hereby amended and supplemented to read as follows:

                  (a) As  of  March  9,  1998:  Dr.   Rosenwald,   as  the  sole
                      shareholder of Paramount Capital and as the holder of Placement Warrants and Advisory Warrants, may be deemed beneficially to own 23,311,443 shares or 69.8% of the Issuer's Common Stock; Paramount Capital, through the acquisitions of securities by Aries Trust and Aries Domestic, may be deemed beneficially to own 20,445,050 shares or 67.0% of the Issuer's Common Stock; and Mr. Weiss, as Managing Member of Hawkins and as the holder of securities of the Issuer, may be deemed beneficially to own 675,064 shares or 4.6% of the Issuer's Common Stock. Aries Domestic, Aries Trust and Hawkins may be deemed beneficially to own the following numbers of shares of Common Stock:

                      Aries Domestic   6,741,008
                      Aries Trust     13,704,042
                      Hawkins            526,737

                      Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Filing Persons disclaim beneficial ownership of all the Common Stock except the Purchased Common Stock. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Aries Reporting Persons, Mr. Weiss and Hawkins each disclaim beneficial ownership of the securities held by each other.




                               Page 9 of 11 Pages

                      The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of December 28, 1998, Dr. Rosenwald, Paramount Capital and Aries Trust may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 56.3%, 53.0% and 38.3%, respectively, of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

                  (b) Dr.  Rosenwald  and  Paramount  Capital share the power to vote or to direct the vote and to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust. Dr. Rosenwald has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares underlying the Placement Warrants and Advisory Warrants held by him. Mr. Weiss and Hawkins share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares owned by Hawkins. Mr. Weiss has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he owns.


                  (c) Other than certain of the open market  purchases of Common
                      Stock reported in Item 3, the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer in the past 60 days.

                  (d)&(e)  Not applicable.








                               Page 10 of 11 Pages

                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   March 12, 1999
         New York, NY           By: /s/ Lindsay A. Rosenwald, M.D.
                                    ---------------------------------------
                                             Lindsay A. Rosenwald, M.D.
                                             Chairman

                                    ARIES DOMESTIC FUND, L.P.
                                    By: Paramount Capital Asset Management, Inc.
                                         General Partner

Dated:   March 12, 1999
         New York, NY           By: /s/ Lindsay A. Rosenwald, M.D.
                                    ---------------------------------------
                                             Lindsay A. Rosenwald, M.D.
                                             Chairman


                                    THE ARIES TRUST
                                    By: Paramount Capital Asset Management, Inc.
                                        Investment Manager

Dated:   March 12, 1999
         New York, NY           By: /s/ Lindsay A. Rosenwald, M.D.
                                    ---------------------------------------

                                             Lindsay A. Rosenwald, M.D.
                                             Chairman


Dated:   March 12, 1999
         New York, NY               /s/ Lindsay A. Rosenwald, M.D.
                                    ---------------------------------------
                                             Lindsay A. Rosenwald, M.D.


Dated:   March 12, 1999
         New York, NY               /s/ Mr. Michael S. Weiss
                                    ---------------------------------------
                                             Mr. Michael S. Weiss


                                    HAWKINS GROUP, LLC

Dated:   March 12, 1999
         New York, NY          By:  /s/ Mr. Michael S. Weiss
                                    ---------------------------------------

                                                Mr. Michael S. Weiss
                                                Managing member



                               Page 11 of 11 Pages